Exhibit 99.1

ESGL Holdings Limited

F-1

ESGL Holdings Limited

Consolidated Statement of Financial Position

As at June 30, 2024 and December 31, 2023

		Unaudited
	Notes	June 30, 2024	December 31, 2023
		US$	US$
ASSETS
Current assets
Cash and cash equivalents		256,501	366,761
Trade and other receivables	12	985,951	1,032,522
Prepaid forward purchase agreement		-	969
Inventories	13	78,682	64,184
		1,321,134	1,464,436
Non-current assets
Property, plant and equipment, net	10	21,043,668	21,786,365
Intangible assets, net	11	2,475,974	2,381,465
		23,519,642	24,167,830

Total assets		24,840,776	25,632,266

LIABILITIES
Current liabilities
Trade and other payables	16	5,503,478	6,560,559
Lease liabilities	15	149,516	192,282
Borrowings	17	4,672,286	5,666,160
Deferred underwriting fee payable		2,153,125	2,753,125
Tax liabilities		203,020	56,540
		12,681,425	15,228,666
Non-current liabilities
Lease liabilities (non-current)	15	1,852,343	1,974,524
Borrowings (non-current)	17	-	112,319
Deferred tax liabilities	18	298,000	296,000
		2,150,343	2,382,843

Total liabilities		14,831,768	17,611,509

Net assets		10,009,008	8,020,757

EQUITY
Share Capital	19	11,892	10,892
Accumulated losses		(100,457,352)	(99,985,928)
Other reserves		3,422,799	3,422,799
Share premium reserve	14	92,183,727	89,725,052
Exchange Reserves		(123,198)	(123,198)
Revaluation Surplus	14	14,971,140	14,971,140
Total equity		10,009,008	8,020,757

The accompanying notes form an integral part of these consolidated financial statements.

F-2

ESGL Holdings Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Financial Periods ended June 30, 2024 and 2023

		Unaudited
		For the Periods Ended June 30,
		2024	2023
	Note	(US$)	(US$)
Revenue	4	3,487,879	3,394,313

Other income	5	282,213	189,335

Cost of inventory		(78,366)	(407,291)

Logistics costs		(264,638)	(792,079)

Depreciation of property, plant and equipment		(781,394)	(758,519)

Amortization of intangible assets		(559,340)	(426,515)

Employee benefits expense	7	(1,049,897)	(639,060)

Finance expense		(147,128)	(158,912)

Other operating expenses	6	(1,212,273)	(991,526)
Loss before income tax		(322,944)	(590,254)

Income tax expense	9	(148,480)	(39,000)

Net loss and comprehensive loss		(471,424)	(629,254)

Loss per share		(0.03)	(0.10)
Weighted average number of shares		14,000,514	6,378,267

The accompanying notes form an integral part of these consolidated financial statements.

F-3

ESGL Holdings Limited

Consolidated Statement of Changes in Equity for the Financial Periods ended June 30, 2024 and 2023

	Share capital	Revaluation reserve	Exchange reserve	Share premium reserve	Other reserve	Accumulated losses	Total equity
	US$	US$	US$	US$	US$	US$	US$
2023
Beginning of financial year	10,000	15,157,824	(460,481)	-	3,422,799	(5,006,590)	13,123,552
Issuance of new shares	3	-	-	753,587	-	-	753,590
Loss for the year	-	-	-	-	-	(629,254)	(629,254)
Balance as of June 30, 2023	10,003	15,157,824	(460,481)	753,587	3,422,799	(5,635,844)	13,247,888

Unaudited
2024
Beginning of financial year	10,892	14,971,140	(123,198)	89,725,052	3,422,799	(99,985,928)	8,020,757
Issuance of new shares	1,000	-	-	2,458,675	-	-	2,459,675
Loss for the year	-	-	-	-	-	(471,424)	(471,424)
Balance as of June 30, 2024	11,892	14,971,140	(123,198)	92,183,727	3,422,799	(100,457,352)	10,009,008

The accompanying notes form an integral part of these consolidated financial statements.

F-4

ESGL Holdings Limited

Consolidated Statement of Cash Flows for the Financial Periods ended June 30, 2024 and 2023

		Unaudited
		June 30, 2024	June 30, 2023
		US$	US$
Cash flows from operating activities
Loss before income tax		(322,944)	(590,254)

Adjustments for:
- Prepaid forward purchase agreement written-off		969	-
- Depreciation of property, plant and equipment	10	781,394	758,519
- Amortisation of intangible assets	11	559,340	426,515
- Interest income		(3)	(12,002)
- Interest expense	8	147,128	158,912
- Loss/(gain) on disposal of property, plant and equipment	5	-	1,795
- Foreign exchange adjustment		(191,391)	312,051
		974,493	1,055,536
Changes in operating assets and liabilties :
- Trade and other receivables		40,746	(687,016)
- Inventories		(14,498)	153,252
- Trade and other payables		(1,043,521)	167,205
Net cash (used in)/generated by operating activities		(42,780)	688,977

Cash flows from investing activities
Purchase of property, plant and equipment		(38,697)	(115,334)
Proceeds from disposal of property, plant and equipment		-	1,352
Additions to intangible assets		(653,849)	(633,912)
Interest received		3	12,002
Net cash used in investing activities		(692,543)	(735,892)

Cash flows from financing activities
Proceeds from bank borrowings		747,197	2,246,518
Repayment of bank borrowings		(1,691,453)	(1,831,341)
Shares issuance		2,459,675	753,590
Repayment of underwriting fees		(600,000)	-
Repayments of lease liabilities		(143,228)	(57,718)
Interest paid		(147,128)	(158,912)
Net cash provided by financing activities		625,063	952,137

Net (decrease)/increase in cash and bank balances		(110,260)	905,222

Cash and cash equivalents
Beginning of the financial year		366,761	252,399
End of the financial period		256,501	1,157,621

The accompanying notes form an integral part of these consolidated financial statements.

F-5

ESGL Holdings Limited

Consolidated Statement of Cash Flows for the Financial Periods ended June 30, 2024 and 2023

Reconciliation of liabilities arising from financing activities

		Interest-
		bearing bank
		and other
Unaudited	Lease liabilities	borrowings	Total
	US$	US$	US$

At January 1 2023	2,257,335	5,798,641	8,055,976

Changes from financing cash flows:

Proceeds from bank borrowings	-	3,596,071	3,596,071
Repayment of bank loans	-	(3,775,481)	(3,775,481)
Principal element of lease payments	(185,536)	-	(185,536)
Borrowing cost paid	(55,934)	(332,783)	(388,717)
Total change from financing cash flows	(241,470)	(512,193)	(753,663)

Other changes:
Exchange adjustments	86,777	159,248	246,025
Lease modification	8,230	-	8,230
Interest expenses	55,934	332,783	388,717
Total other changes	150,941	492,031	642,972

At December 31, 2023	2,166,806	5,778,479	7,945,285

Changes from financing cash flows:
Proceeds from bank borrowings	-	747,197	747,197
Repayment of bank loans	-	(1,691,453)	(1,691,453)
Principal element of lease payments	(143,228)	-	(143,228)
Borrowing cost paid	(26,129)	(120,999)	(147,128)
Total change from financing cash flows	(169,357)	(1,065,255)	(1,234,612)

Other changes:
Exchange adjustments	(21,719)	(161,937)	(183,656)
Interest expenses	26,129	120,999	147,128
Total other changes	4,410	(40,938)	(36,528)

At June 30, 2024	2,001,859	4,672,286	6,674,145

The accompanying notes form an integral part of these consolidated financial statements.

F-6

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. General information

ESGL Holdings Limited

ESGL Holdings Limited (“ESGL” or the “Company”) was incorporated in the Cayman Islands on November 18, 2022. Following the successful completion of a business combination on August 3, 2023, ESGL listed on Nasdaq and is a publicly traded company. ESGL’s stock commenced trading August 4, 2023.

ESGL’s subsidiaries are as follows:

Environmental Solutions Group Holdings Limited

Environmental Solutions Group Holdings Limited is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 14, 2022. The address of its registered office is 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands. As a holding company with no material operations of its own, ESGH conducts all of its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd.

Environmental Solutions Asia Holdings Limited (“ESAH”)

ESAH, a wholly-owned subsidiary of the ESGH, was incorporated on June 29, 2022 and domiciled in the British Virgin Islands with its registered office at Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

Environmental Solutions (Asia) Pte. Ltd. (“ESA”)

ESA was incorporated and domiciled in Singapore, with its registered office at 101 Tuas, South Avenue 2, Singapore 637226. ESA is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical and electroplating companies.

As ESGL, ESGH, ESAH and ESA (collectively the “Group”) were under common control, the Merger constituted a reorganization under common control and are required to be retrospectively applied to the consolidated financial statements at their historical amounts. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares, which have been revised to reflect the effects of the reorganization in accordance with International Financial Reporting Standards (“IFRS”) as of June 30, 2024 and 2023.

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

These financial statements have been prepared on a historical cost convention, except for Prepaid forward purchase agreement and leasehold land and buildings which are measured at fair value.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions.

F-7

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.1	Basis of preparation (continued)

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

2.2 Basis of Consolidation

The financial statements are presented in United States Dollars (“US$”), which is the Group’s functional currency. All financial information presented in United States Dollars has been rounded to the nearest dollar, unless otherwise indicated.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at June 30, 2024 and 2023. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Company the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:-

●	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
●	Exposure, or rights, to variable returns from its involvement with the investee; and
●	The ability to use its power over the investee to affect its returns.

The financial statements of subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement(s) with the other vote holders of the investee;
●	Rights arising from other contractual arrangements;
●	The Company’s voting rights and potential voting rights.

The Company assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

F-8

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.3 Revenue recognition

Revenue is measured based on the consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognized when the Group satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the goods or services. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Revenue from contracts with customers

(a)	Rendering of services

Revenue from rendering of services is recognized when the entity satisfies the performance obligation at a point in time, generally when the significant acts have been completed and when transfer of control occurs, or for services that are not significant, transactions revenue is recognized as the services are provided. The Group’s primary service consists of collecting and disposing of industrial wastes for its customers.

(b)	Sale of goods

Revenue from sale of goods is recognized at a point in time when the performance obligation is satisfied by transferring a promised good to the customer. Control of the goods is transferred to the customer, generally on delivery of the goods (in this respect, incoterms are considered).

Other revenue

Interest income

Interest income is recognized using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or where appropriate, a shorter period.

Contract assets

The contract assets are for the Group’s rights to consideration for work completed but not billed at the reporting date on its contracts; costs incurred to obtain or fulfil a contract with a customer; and any impairment losses recognized in the reporting year. The contract assets are transferred to the receivables when the right to payment becomes unconditional.

2.4 Government grants

Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Government grants relating to non-monetary assets are deducted against the carrying amount of the non-monetary assets.

F-9

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.5 Property, plant and equipment

(a)	Measurement

(i)	Property, plant and equipment

Property, plant and equipment other than leasehold land and buildings are initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

Leasehold land and buildings are measured at fair value less accumulated depreciation and impairment losses recognized after the date of the revaluation. Valuations are performed frequently to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Any revaluation surplus is credited to the property revaluation reserve in equity, except to the extent that it reverses a revaluation decrease of the same asset previously recognized in the Statement of Profit or Loss and Other Comprehensive Income, in which case the increase is recognized in the statement of profit or loss.

A revaluation deficit is recognized in the statement of profit or loss, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve.

An annual transfer from the property revaluation reserve to accumulated losses is made for the difference between depreciation based on the revalued carrying amount of the assets and depreciation based on the assets original cost. Upon disposal, any revaluation reserve relating to that particular asset being sold is transferred to retained profits.

(ii)	Components of costs

The cost of an item of property, plant and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

(b)	Depreciation

Depreciation is calculated using the straight-line method to allocate depreciable amounts over the estimated useful lives as follows:

Useful lives
Leasehold land and buildings	Over the lease term period ranging from 2 to 30 years
Plant and equipment	3 to 5 years
Machineries	2 to 10 years
Renovation	5 years
Motor vehicles	10 years
Furniture and fittings	5 years

The residual values, estimated useful lives and depreciation method of property, plant and equipment are reviewed, and adjusted as appropriate, at each reporting date. The effects of any revision are recognized in profit or loss when the changes arise.

Fully depreciated property, plant and equipment are retained in the financial statements until they are no longer in use.

(c)	Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

F-10

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.5	Property, plant and equipment (continued)

(d)	Disposal

On disposal of an item of property, plant and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss.

2.6 Intangible assets

Intangible assets acquired separately are measured initially at cost. Following initial acquisition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in profit or loss in the year in which the expenditure is incurred.

Intangible assets with finite useful lives are amortized over the estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Amortization is calculated using the straight-line method to allocate depreciable amounts over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful lives
Software	3 years

2.7 Borrowing costs

Borrowing costs are recognized in profit or loss using the effective interest method.

2.8 Impairment of non-financial assets

Intangible assets, property, plant and equipment and right-of-use assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired or when annual impairment testing for an asset is required.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the cash-generating units (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognized as an impairment loss in profit or loss.

An impairment loss for an asset is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset is credited to profit or loss in the period in which it arises.

F-11

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.9 Financial assets

(a)	Classification and measurement

The Group classifies its financial assets at amortized cost.

The classification of debt instruments depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

The Group reclassifies debt instruments when and only when its business model for managing those assets changes.

At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of the financial assets not a fair value through profit or loss, transactions costs that are directly attributable to the acquisition of the financial asset.

At subsequent measurement

Debt instruments are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

(b)	Impairment of financial assets

The Group recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognizes lifetime ECL for trade and other receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Group measures the loss allowance as equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition for which the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

F-12

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.9	Financial assets (continued)

(b)	Impairment of financial assets (continued)

(i)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	An actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;
●	Significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, or the credit default swap prices for the debtor;
●	Existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;
●	An actual or expected significant deterioration in the operating results of the debtor;
●	An actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

(ii)	Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group).

Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)	Significant financial difficulty of the issuer or the borrower;
(b)	A breach of contract, such as a default or past due event;
(c)	The lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession that the lender(s) would not otherwise consider.

F-13

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.9	Financial assets (continued)

(b)	Impairment of financial assets (continued)

(iii)	Credit-impaired financial assets (continued)

(d)	It is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

(e)	The disappearance of an active market for that financial asset because of financial difficulties.

(iv)	Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over one year past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

(v)	Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure to default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default representing the weights.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Where ECL is measured on a collective basis or for cases where evidence at the individual instrument level may not yet be available, the financial instruments are grouped on the following basis:

●	Nature of financial instruments;
●	Past-due status;
●	Nature, size and industry of debtors; and
●	External credit ratings where available.

The groups are regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit impaired, in which case interest income is calculated based on amortized cost of the financial asset.

(c)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognized in profit or loss. Any amount previously recognized in other comprehensive income relating to that asset is reclassified to profit or loss.

F-14

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.10 Financial Liabilities

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the reporting date, in which case they are presented as non-current liabilities.

Borrowings are initially recognized at fair values (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

(a)	Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

(b)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

2.11 Leases

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date at which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are presented within “Property, plant and equipment”.

F-15

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.11	Leases (continued)

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the implicit rate in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
●	Variable lease payment that is based on an index or rate, initially measured using the index or rate as at the commencement date;
●	Amount expected to be payable under residual value guarantees;
●	The exercise price of a purchase option if it is reasonably certain the option will be exercised; and
●	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For a contract that contains both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone price of the lease and non-lease components. The Group has elected to not separate lease and non-lease components for property leases and accounts for these as one single lease component.

Lease liability is measured at amortized cost using the effective interest method. Lease liability shall be remeasured when:

●	There is a change in future lease payments arising from changes in an index or rate;
●	There is a change in the Group’s assessment of whether it will exercise an extension option; or
●	There is modification in the scope or the consideration of the lease that was not part of the original term.

Lease liability is remeasured with a corresponding adjustment to the right-of-use assets, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. The Group presents lease liabilities as a separate line item on the statement of financial position.

Short-term and low-value leases

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value. Payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Group shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

Lease modifications

The Group accounts for a lease modification as a separate lease if:

●	The modification increases the scope of the lease by adding the right to use one or more underlying assets; and

F-16

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.11	Leases (continued)

●	The consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use asset. When the modified contract contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the modified contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

When the Group is the lessor

Classification and measurement of leases

Leases for which the Group is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

Amounts due from lessees under finance leases are recognized as receivables at commencement date at amounts equal to net investments in the leases, measured using the interest rate implicit in the respective leases. Initial direct costs are included in the initial measurement of the net investments in the leases. Interest income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized in profit or loss on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset, and such costs are recognized as an expense on a straight-line basis over the lease term except for investment properties measured under the fair value model. Variable lease payments for operating leases that depend on an index or a rate are estimated and included in the total lease payments to be recognized on a straight-line basis over the lease term. Variable lease payments that do not depend on an index or a rate are recognized as income when they arise.

Refundable rental deposits

Refundable rental deposits received are accounted for under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments from lessees.

Lease modification

Changes in consideration of lease contracts that were not part of the original terms and conditions are accounted for as lease modifications, including lease incentives provided through forgiveness or reduction of rentals.

The Group accounts for a modification to an operating lease as a new lease from the effective date of the modification, considering any prepaid or accrued lease payments relating to the original lease as part of the lease payments for the new lease.

F-17

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.12 Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated using the specific identification method and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

When necessary, allowance is provided for damaged, obsolete and slow moving items to adjust the carrying values of inventories to the lower of cost and net realizable value.

2.13 Income taxes

Income tax represents the sum of current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:-

●	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; and

●	In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

●	When the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; and

●	In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

F-18

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.13	Income Taxes (continued)

Deferred tax is calculated, without discounting, at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized as income or expenses in profit or loss, except to the extent that the tax arises from a transaction which is recognized directly in equity.

The Group accounts for investment tax credits similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

2.14 Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

(a)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

(b)	Short-term employees benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

F-19

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.15 Currency translation

The financial statements are presented in United States Dollar (“US$”), which is the functional currency of the Group.

Transactions in a currency other than the United States Dollar (“foreign currency”) are translated into the United States Dollar using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the reporting date are recognized in profit or loss. Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

All foreign exchange gains and losses impacting profit or loss are presented in statement of comprehensive income within “Other operating expenses”.

2.16 Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash on hand and deposits with financial institutions which are subject to any insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

2.17 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.18 Related parties

(a)	A person, or a close member of that person’s family, is related to the Company if that person :

(i)	Has control or joint control over the Company;

(ii)	Has significant influence over the Company; or

(iii)	Is a member of key management personnel of the Company or the Company’s parent;

or

(b)	An entity is related to the Company if any of the following conditions applies:-

(i)	The entity and the Company are members of the same group;

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	The entity and the Company are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company;

(vi)	The entity is controlled or jointly controlled by a person identified in (a);

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the Company’s parent.

F-20

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.18	Related parties (continued)

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity and include:

(a)	That person’s children and spouse or domestic partner;

(b)	Children of that person’s spouse or domestic partner; and

(c)	Dependents of that person or that person’s spouse or domestic partner.

2.19 Fair value measurement

The Group measures its properties at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:-

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

F-21

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

2.	Significant accounting policies (continued)

2.20 Application of amendments to IFRS

In the preparation of the financial statements for the period ended June 30, 2024, the Group has applied the following amendments to IFRSs, for the first time, which are mandatorily effective for the annual periods beginning on or after January 1, 2024:

Amendments to IFRS 16	Leases on sale and leaseback
Amendments to IFRS 7	Supplier finance
Amendments to IAS 1	Classification of liabilities as current or non-current
Non-current liabilities with covenants

The application of the amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these financial statements.

3. Critical accounting estimates, assumptions and judgements

Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical judgements in applying the entity’s accounting policies

(a)	Determination of functional currency

In determining the functional currency of the Group, judgment is used by the management to determine the currency of the primary economic environment in which the Group operates. Consideration factors include the currency that mainly influences sales prices of goods and services and the currency of the country whose competitive forces and regulations mainly determines the sales prices of its goods and services.

(b)	Determination of lease term of contracts with extension options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to extend the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the extension. After the commencement date, the Group reassesses the lease term to consider whether there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to extend (e.g. construction of significant leasehold improvements or significant customization to the leased asset).

The Group includes the extension option in the lease term for leases of leasehold buildings because of the leasehold improvements made and the significant costs that would arise to replace the assets. The extension options for leases of motor vehicles are not included as part of the lease term because the Group typically leases motor vehicles for not more than five years and, hence, will not exercise the extension options.

F-22

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

3.	Critical accounting estimates, assumptions and judgements (continued)

Critical accounting estimates and assumptions

(a)	Useful lives of plant and equipment

The useful life of an item of property, plant and equipment is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If changes occur more rapidly than anticipated or the asset experiences an unexpected level of wear and tear, the useful life will be adjusted accordingly. The carrying amount of the Group’s plant and equipment as at June 30, 2024 was US$21,043,668 (2023: US$21,786,365).

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of a similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically for excess inventories, obsolescence and declines in net realizable value and an allowance is recorded against the inventory balances for any such declines. The realizable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realizable value. The carrying amount of the Group’s inventories as at June 30, 2024 was US$78,682 (2023: US$64,184).

(c)	Provision for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecasted economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecasted economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customers’ actual default in the future.

The carrying amount of the Group’s trade receivables as at June 30, 2024 was US$454,398 (2023: US$461,497).

(d)	Impairment of non-financial assets

The impairment testing of non-financial assets requires assumptions about the future cash flows projections as well as about the discount rate to be applied. The assumptions used to arrive at the cash flow projections are dependent on the future market shares, the market trend and the profitability of the Group’s products.

Impairment testing of non-financial assets requires estimates about the extent and probability of the occurrence of future events. As far as possible, estimates are derived from past experience taking into account current market conditions and the stage of technological advancement.

F-23

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

3.	Critical accounting estimates, assumptions and judgements (continued)

Critical accounting estimates and assumptions (continued)

(e)	Capitalization of intangible assets

The costs of internally generated intangible assets are capitalized in accordance with the accounting policy in Note 2.6 to the financial statements. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. The carrying amount of the intangible assets at the reporting date is US$2,475,974 (2023: US$2,381,465).

(f)	Forward Purchase Agreement

On July 27, 2023, the Company, ESGL entered into an agreement (“Forward Purchase Agreement”) with Vellar Opportunities Fund Master, Ltd. (“Vellar”) for an OTC Equity Prepaid Forward Transaction. On the same date as the execution of the Forward Purchase Agreement, Vellar assigned and novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM ARRT K LLC (“ARRT”, together with Vellar, the “Sellers”).

In aggregate, Vellar purchased 931,915 shares, and ARRT 500,000 shares of the Company’s Class A common stock (the “Recycled Shares”). In connection with these purchases, the Sellers revoked any redemption elections. The purchases were recognized as a current asset in the financial statements as Prepaid Forward Purchase Agreement (“Prepaid FPA”), at fair value at the time of the purchase transaction. For the financial year ended December 31, 2023, the fair value of the Prepaid FPA was assessed using a Monte Carlo simulation model to be US$969 and accordingly, an adjustment to the carrying amount of the Prepaid FPA was made.

Termination of Forward Purchase Agreement

On or about December 4, 2023, the Company and ARRT mutually agreed to terminate the Forward Purchase Agreement. Subsequently, the Company received a termination notice from Vellar dated March 14, 2024, notifying the Company that the Valuation Date with Vellar shall be deemed to be March 15, 2024. Upon the Valuation Date, the obligations of Vellar and the Company under the Forward Purchase Agreement shall terminate.

F-24

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

4. Revenue

Revenue classified by type of good or service is as follows :

	Unaudited
	For the Period Ended June 30,
	2024	2023
	US$	US$
Revenue from:
- Sales of circular products	800,129	1,313,953
- Waste disposal services	2,687,750	2,080,360
	3,487,879	3,394,313

The revenue from sales of goods and other service income is recognized based on a point in time.

5. Other income

	Unaudited
	For the Periods Ended June 30,
	2024	2023
	US$	US$
Foreign exchange gain	264,158	65,015
Interest income	3	12,002
Gain from disposal of motor vehicle	-	2,130
Government grants	18,052	33,511
Grant from AEPW[1]	-	40,320
Warehousing and logistic services	-	36,357
	282,213	189,335

[1]	The Alliance to End Plastic Waste (“AEPW”) is an industry-founded and funded non-governmental and non-profit organization based in Singapore. Founding members include BASF, Chevron Phillips Chemical, ExxonMobil, Dow Chemical, Mitsubishi Chemical Holdings, Proctor & Gamble and Shell

6. Other operating expenses

	Unaudited
	For the Periods Ended June 30,
	2024	2023
	US$	US$
Foreign worker levy	82,944	78,335
Insurance	189,192	38,647
Professional fees	285,343	291,303
Property tax	54,293	54,630
Rental and storage	211,561	214,175
Utilities	36,889	92,045
Upkeep, repair and maintenance	58,165	53,392
Chemical and incineration fees	189,545	70,378
Bank service charges	3,528	45,878
Listing fees and expenses	75,641	-
Others	25,172	52,743
	1,212,273	991,526

F-25

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

7. Employee benefits expense

	Unaudited
	For the Periods Ended June 30,
	2024	2023
	US$	US$
Salaries, wages and bonuses	524,521	472,611
Directors’ remuneration	373,093	110,651
Directors’ fees	64,002	-
Employer’s contribution to defined contribution plans including Central Provident Fund	60,679	53,577
Other short term benefit	27,602	2,221
	1,049,897	639,060

8. Finance expense

	Unaudited
	For the Periods Ended June 30
	2024	2023
	US$	US$
Interest expenses:
- Lease liabilities	26,129	28,492
- Borrowings	120,999	130,420
	147,128	158,912

9. Income tax expense

	Unaudited
	For the Periods Ended June 30
	2024	2023
	US$	US$
Tax expense attributable to loss is made up of:
- Current income tax	146,480	-
- Movements in deferred tax liabilities	2,000	39,000
	148,480	39,000

The tax on profit or loss before income tax differs from the theoretical amount that would arise using the Singapore standard rate of income tax expense as follows :

	Unaudited
	For the Periods Ended June 30,
	2024	2023
	US$	US$
Loss before income tax	(322,944)	(590,254)

Tax calculated at tax rate of 17% (2023: 17%)	(54,900)	(100,343)
Effects of:
- Expenses not deductible for tax purposes	178,809	5,331
- Income not subject to tax	(43,011)	(21,754)
- Temporary difference	67,582	155,766
	148,480	39,000

F-26

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

10. Property, plant and equipment

	Unaudited
	Leasehold land and buildings	Plant and equipment	Machineries	Renovation	Motor vehicles	Furniture and fittings	Total
	US$	US$	US$	US$	US$	US$	US$
2024
Beginning of financial period
Cost	-	4,960,307	1,213,687	490,239	694,591	131,973	7,490,797
Valuation	19,264,346	-	-	-	-	-	19,264,346
	19,264,346	4,960,307	1,213,687	490,239	694,591	131,973	26,755,143
Additions	-	38,570	-	-	-	127	38,697
End of financial period	19,264,346	4,998,877	1,213,687	490,239	694,591	132,100	26,793,840

Accumulated depreciation
Beginning of financial year	732,355	2,103,927	974,802	487,530	543,149	127,015	4,968,778
Depreciation charge	459,252	249,964	48,935	301	22,187	755	781,394
End of financial period	1,191,607	2,353,891	1,023,737	487,831	565,336	127,770	5,750,172

Net book value
End of financial period	18,072,739	2,644,986	189,950	2,408	129,255	4,330	21,043,668

F-27

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

10.	Property, plant and equipment (continued)

	Leasehold land and buildings	Plant and equipment	Machineries	Renovation	Motor vehicles	Furniture and fittings	Total
	US$	US$	US$	US$	US$	US$	US$
2023
Beginning of financial year
Cost		4,385,903	1,213,687	487,229	692,142	127,487	6,906,448
Valuation	19,828,888						19,828,888
	19,828,888	4,385,903	1,213,687	487,229	692,142	127,487	26,735,336

Additions	-	580,125	-	3,010	63,423	4,486	651,044
Disposal	-	(5,721)	-	-	(60,974)	-	(66,695)
Lease modifications	8,230	-	-	-	-	-	8,230
Revaluation	(910,055)	-	-	-	-	-	(910,055)
Exchange difference	337,283	-	-	-	-	-	337,283
End of financial year	19,264,346	4,960,307	1,213,687	490,239	694,591	131,973	26,755,143

Accumulated depreciation

Beginning of financial year	523,495	1,689,985	874,266	486,040	545,593	122,674	4,242,053
Depreciation charge	932,231	416,516	100,536	1,490	46,695	4,341	1,501,809
Disposal	-	(2,574)	-	-	(49,139)	-	(51,713)
Revaluation	(723,371)	-	-	-	-	-	(723,371)
End of financial year	732,355	2,103,927	974,802	487,530	543,149	127,015	4,968,778

Net book value
End of financial year	18,531,991	2,856,380	238,885	2,709	151,442	4,958	21,786,365

F-28

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

11. Intangible assets

	Unaudited
	June 30, 2024	December 31, 2023
	US$	US$
Cost
Beginning of financial year	4,349,839	2,961,256
Additions - internal development	653,849	1,388,583
End of financial period and year	5,003,688	4,349,839

Accumulated amortisation
Beginning of financial year	1,968,374	1,115,344
Amortization	559,340	853,030
End of financial period and year	2,527,714	1,968,374

Net book value
End of financial period and year	2,475,974	2,381,465

12. Trade and other receivables

	Unaudited
	June 30, 2024	December 31, 2023
	US$	US$
Trade receivables
- Non-related parties	454,398	461,497
	454,398	461,497
Non-trade receivables
- Advance payment to suppliers	329,597	329,597
- Amount due from a director	-	-
- Deposits	169,737	46,035
- Goods and services tax recoverable	-	184
- Prepayments	32,219	195,209
	531,553	571,025

	985,951	1,032,522

F-29

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

12.	Trade and other receivables (continued)

Receivables that are past due but not impaired

The Group had trade receivables amounting to US$125,668 (2023: US$59,757) that were past due at the reporting date but were not impaired. These receivables were unsecured and the analysis of their aging based on their trade date at the reporting date is as follows:

	Unaudited
	June 30, 2024	December 31, 2023
	US$	US$
Less than 30 days	32,438	44,543
30 to 90 days	93,230	15,214
	125,668	59,757

13. Inventories

	Unaudited
	June 30, 2024	December 31, 2023
	US$	US$

Raw materials	78,682	64,184
	78,682	64,184

14. Reserve

(a)	Revaluation reserve

Revaluation reserve represents increases in the fair value of leasehold land and buildings, net of tax, and decreases to the extent that such decrease relates to an increase on the same asset previously recognized in other comprehensive income.

(b)	Other reserve

Other reserve represents member’s deemed contribution arising from reorganization.

(c)	Exchange reserve

The exchange reserve represents the exchange differences relating to the translation of the Group’s leasehold land and building from the revaluation. The exchange differences are recognized directly in other comprehensive income and accumulated in the exchange reserve. Such exchange differences accumulated in the exchange reserve are reclassified to the consolidated income statement on the disposal of the leasehold land and building.

(d)	Share premium reserve

The share premium reserve represents the excess amounts paid by shareholders above the par value of the shares issued.

F-30

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

15. Leases – The Group as a lessee

Nature of the Group’s leasing activities

The Group has lease contracts for land, buildings, machineries and equipment. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The Group is restricted from assigning and subleasing the leased assets.

The Group regularly enters into short-term leases of 12 months or less for certain plant and equipment and machineries. The Group applies the ‘short-term lease’ recognition exemptions for these leases.

(a)	Carrying amounts

ROU assets classified within property, plant and equipment

	Unaudited
	June 30, 2024	December 31, 2023
	US$	US$
Carrying amounts
Leasehold land and buildings	1,894,746	1,999,304
Plant and equipment	-	270
Motor vehicles	110,162	130,642
	2,004,908	2,130,216

(b) Depreciation charge during the financial year

	Unaudited
	Periods ended June 30,
	2024	2023
	US$	US$

Leasehold land and buildings	104,559	104,302
Plant and equipment	270	3,941
Motor vehicles	20,479	20,001
	125,308	128,244

Interest expense

	Unaudited
	Periods ended June 30
	2024	2023
	US$	US$
Interest expense on lease liabilities	26,129	28,492

F-31

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

16. Trade and other payables

	Unaudited
	June 30, 2024	December 31, 2023
	US$	US$
Trade payables
- Non-related parties	331,541	528,865
	331,541	528,865

Other payables
- Amount due to shareholders	331,248	189,595
- Contract liabilities	1,133,784	2,077,358
- Amount due to directors	1,127,472	910,541
- Accruals and other payables	2,543,992	2,837,205
- Goods and services tax payable	22,596	6,340
- Withholding tax	12,845	10,655
	5,171,937	6,031,694

	5,503,478	6,560,559

17. Borrowings

	Unaudited
	June 30, 2024	December 31, 2023
	US$	US$

Term loan I	157,980	201,945
Term loan IV	238,778	378,323
Term loan V	276,040	426,589
Term loan VI	713,103	924,276
Term loan VII	1,765,182	2,014,258
Trade receivables financing	71,074	81,231
Revolving credit	1,450,129	1,751,857
	4,672,286	5,778,479

Details of the repayment schedule in respect of the interest-bearing borrowings are as follows :

	Unaudited
	June 30, 2024	December 31, 2023
	US$	US$
Bank borrowings repayable :
Within one year or on demand	4,672,286	5,666,160

Within a period of more than one year but not exceeding two years	-	112,319

	4,672,286	5,778,479

F-32

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

17.	Borrowings (continued)

(i)	Term loan I was obtained for refinancing the outstanding loan amount in relation to the leasehold land and building of the Group. This loan is repayable by monthly instalments over a 120 months period commencing 2015. The interest rates charged were between 2.30% to 1.30% per annum below the bank’s commercial rate 2 for the 1st to 3rd year of the loan and thereafter at the bank’s Commercial Rate 2 (“CR2”) of 4.68% to 5.68% per annum. It contains a repayment on demand clause and therefore it is classified as current liabilities as at June 30, 2024 and December 31, 2023

(ii)	Term loan II was obtained to finance the construction of the proposed erection of a single user 1-story factory with part 3-story ancillary. This loan is repayable by monthly instalments over a 7 year period commencing from 2016. The interest rates charged were between 2.65% to 3.45% per annum below the bank’s prevailing Enterprise Financing Rate for the 1st to 3rd year of the loan and thereafter at Singapore Interbank Offered Rate (“SIBOR”) plus 3% per annum. Term loan II was fully repaid during the financial year 2023.

(iii)	Term loan IV was obtained for working capital purposes. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2.00% per annum on monthly rests.

(iv)	Term loan V was obtained for working capital purposes. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2% per annum. It contains a repayment on demand clause and therefore it is classified as current liabilities as at June 30, 2024 and December 31, 2023.

(v)	Term loan VI was obtained for purchasing of machineries for core business operations. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2.50% per annum on monthly rests. It contains a repayment on demand clause and therefore it is classified as current liabilities as at June 30, 2024 and December 31, 2023.

(vi)	Term loan VII was obtained as a replacement for Term Loan II and also for working capital purposes. This loan is repayable by monthly instalments over a 3 year period commencing year 2023. The interest rates charged are 2.0% above the Bank’s Cost of Funds. It contains a repayment on demand clause and therefore it is classified as current liabilities as at June 30, 2024 and December 31, 2023.

(vii)	Revolving credit is obtained for working capital purposes. These loans are repayable 1 to 6 months from the date of each drawdown. The interest rates charged are 2.00% per annum above the Bank’s Cost of Funds or 2.00% above the prevailing SIBOR per annum. It contains a repayment on demand clause and therefore it is classified as current liabilities as at June 30, 2024 and December 31, 2023.

During the current financial year, the Group entered into a trade receivables financing agreement with one of its lenders. The arrangement will provide immediate payment of up to 90% of the receivables upon presentation of relevant documents by the Group. The remaining 10% will be paid upon settlement of the receivables by the customer. This arrangement has recourse and the Group is liable for any unpaid receivables

Security granted

The Group’s borrowings are secured by:

(a)	A legal mortgage on the Group’s leasehold land and buildings with net book value of US$16,177,993 (2023: US$16,532,686) (Note 10);

(b)	Several guarantees from a director and a former director of the Group in their personal capacities.

F-33

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

18. Deferred tax

	Unaudited
	June 30, 2024	December 31, 2023
	US$	US$

Deferred tax assets recognized	-	-
Deferred tax liabilities recognized	298,000	296,000

Net deferred tax liabilities	298,000	296,000

The movement in deferred tax liabilities (prior to offsetting of balances) during the financial year is as follows:

	Unaudited
	June 30, 2024	December 31, 2023
	US$	US$

Balance as at beginning of financial year	296,000	163,000

Movements in deferred tax liabilities	2,000	133,000
Balance as at end of financial year	298,000	296,000

19. Share capital

	June 30, 2024	December 31, 2023
No. of ordinary shares	22,683,039	12,683,039

F-34

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2024 and 2023

20. Group information

Subsidiaries

The consolidated financial statements of the Group include :

		Place of
		incorporation	Effective equity held by the
Name of subsidiary	Principal activities	and business	Group
			2024	2023
			%	%
Held by the Company
Environmental Solutions Group Holdings Limited	Investment holding company	Cayman Island	100	100

Held by Subsidiary
Environmental Solutions Asia Holdings Limited	Investment holding company	British Virgin Islands	100	100

Environmental Solutions (Asia) Pte Ltd	Waste management and recycling of industrial wastes	Singapore	100	100

F-35